Exhibit 4.15

[Unofficial Translation]

COLLECTIVE AGREEMENT

made and entered into at Rosh Ha’ayin on the 13th day of August 2003

Between:	BLUE SQUARE – ISRAEL LTD.

(hereinafter: “the Company”)

And:	1.	THE NEW GENERAL FEDERATION OF LABOR - FEDERATION OF CLERKS, ADMINISTRATIVE AND SERVICES WORKERS

(hereinafter: “the Histadrut”)

2.	THE NATIONAL COMMITTEE OF EMPLOYEES OF BLUE SQUARE CO-OP

(hereinafter: “the Workers Representative Committee”)

WHEREAS:	The parties have conducted negotiations and have reached agreements regarding the status and the rights of the Company's employees following the sale and transfer of the Company to new controlling shareholders in the Company, as set forth in this Agreement;

NOW THEREFORE IT IS STIPULATED AND AGREED BY THE PARTIES
AS FOLLOWS:

1.	The preamble to this Agreement constitutes an integral part hereof.

2.	The parties declare their intention to cooperate in strengthening the status of the Company, and for its progress and development, in the course of maintaining a constant dialog and an understanding of the mutual needs of each party.

The collective agreements and arrangements

3.	All the collective agreements and arrangements, and all the rights that have been lawfully conferred on the employees, which are in force on the date of signing of this Agreement, will continue to exist in the Company.

Recognition of contribution of the employees to the Company’s success

4.	In recognition of the contribution of the employees in creating a base for the Company in the course of all the years and in a desire to encourage the employees to contribute towards the Company’s success also in the future, for their welfare, for the existence of the Company and for the benefit of all its shareholders, the Company undertakes that a bonus will be paid to the permanent employees in the form of one-time grants, and in the form of a participation in profits, as elaborated in Clauses 5 and 6 below.

The Company further undertakes to cause a situation that at the time of an issue of the Company’s shares to the public in the future, to the extent that such an issue is made, shares of the Company will be issued to the permanent employees under special conditions, as set forth in Clause 7 below.

For purposes of this Agreement, “the permanent employees” are according to the definition thereof in collective agreements, including 8 members of management (excluding the CEO).

5.	One-time grants

The Company will pay the permanent employees of the Company, who are employed in the Company at the time of signing of this Agreement, two one-time grants in an aggregate amount of NIS 37.5 million, on the conditions and at the times set forth below:

5.1	A first payment in a sum of NIS 18.5 million will be given to the permanent employees in the first salary that will be paid after the signing of this Agreement.

5.2	A second payment in the sum of NIS 19 million will be given to the permanent employees in the salary immediately preceding the Pesach festival of 5764 – 2004.

Division of the grant into the first payment and the second payment will be in accordance with the table that will be prepared and submitted by the Workers Representative Committee and will be approved by the chairman of the Company and the chairman of the workers committee. The Workers Representative Committee undertakes full transparency with regard to the criteria for distribution of the grants.

Exceptions committee

5.3	A sum of an additional NIS 2 million will be added to the grant as aforesaid, and this amount will be distributed in accordance with the decision of the chairman of the Company and the chairman of the Workers Committee, who will serve as an exceptions committee, which will consider and decide on exceptional cases as will be raised by each of the parties.

It is agreed that any amount that remains out of this portion, after the distribution for exceptional cases in accordance with a decision of the committee, will be divided amongst the permanent employees or will be allotted for objectives on which the exceptions committee will decide.

Temporary employees

5.4	An additional amount of NIS one million will serve for payment of a one-time grant to the temporary employees, and will be distributed equally amongst all the temporary employees employed at the time of the payment. The grant to the temporary employees will be paid on the date of payment of the first part of the grant to the permanent employees.

For purposes of this clause, “temporary employees” are employees who have been employed in the Company for at least one year at the time of signing of this Agreement, who are not permanent employees.

For the avoidance of doubt, it is agreed and clarified that the grant to the temporary employees will not include employees of the Co-Op companies.

6.	“Special grant”:

6.1	It is agreed that at any time at which the Company distributes a dividend to its shareholders, the Company will pay the permanent employees who are employed in the Company at the time of the distribution of the dividend, a grant at a rate of 1% of the dividend being distributed up to limits for distribution of a dividend of 250 million dollars (in other words: 2.5 million dollars to the employees) (hereinafter: “the Special Grant”).

6.2	The Special Grant is payable to the permanent employees in addition to the one-time grants aforesaid.

For the sake of good order it is agreed and clarified:

6.2.1	The Special Grant will be paid to the employees without reference to purchase of the shares as referred to in Clause 8 below.

For the avoidance of doubt, it is clarified that after the employees will buy shares of the Company as stated in Clause 8 below, they will be entitled to a dividend as shareholders, in addition to the Special Grant to which they will be entitled by virtue of this clause.

6.2.2	Payment of the Special Grant will cease after the employees have received 2.5 million dollars on an accumulated basis, without reference to the number of withdrawals of dividends by the shareholders.

6.2.3	The Special Grant as aforesaid shall be in addition to CEO bonus profits and grant payments which have been and are paid to the employees subject to the usual conditions in the Company up to the eve of signing of this Agreement, and nothing in the Special Grant shall constitute a substitute for or an alteration of these bonus payments.

6.2.4	The Special Grant will be divided amongst the permanent employees according to the criteria laid down in respect of the one-time grants.

7.	7.1	It is hereby clarified that the total of the one-time grants and of the Special Grant reflects the total inclusive cost to the Company in respect of the aforesaid payments and that all the tax payments and/or compulsory payments and/or ancillary payments and/or other contributions which require to be paid according to law in respect of such grant payments, shall be paid by the entitled employees and will be deducted by the Company at the time of payment and transferred to the tax authorities according to law.

7.2	It is agreed that the benefits and payments under this Agreement are of a one-time nature and shall not be deemed to be components of salary for purposes of the payment of severance pay and/or for purposes of calculating a determination of rights and/or other benefits of any nature.

8.	Shares

8.1	In a desire to cooperate with the employees of the Company and to ensure their contribution to the Company also in the future, the Company undertakes to confer on the employees a right to purchase up to 10% (ten percent) of the issued share capital of the Company, so that in every future public offering, 10% of the total quantity of shares offered to the public will be offered to the employees of the Company in accordance with the terms and conditions set forth below.

8.2	The Company undertakes to the employees to effect the issue to the employees, at the time of the public offering of the Company's shares (hereinafter: "the Public Offering").

The employees will purchase the shares concurrently with an offer of securities to the public by the Company in accordance with a prospectus.

8.3	a.	The price of the shares to the employees will not exceed the minimum price of the Public Offering pursuant to the prospectus, whatever it may be, less a discount of 20%.

b.	If the Public Offering, in the framework of which an issue will also be made to the employees, also includes convertible securities, in a parcel comprised of shares and convertible securities, the Company’s employees will be entitled to the same parcel under identical conditions to the conditions at which the parcel will be offered to the public, less a discount of 20% on the price to the public, of the share component contained in the parcel which is issued.

In the case of an issue of convertible debentures, or in the case of an issue of options, the benefit will be expressed by giving a discount on the conversion increment.

8.4	The Company will finance the entire purchase by the employees, who will receive a loan for a period corresponding to the blockage period of the shares, where this amount bears interest and linkage as required under the Income Tax Regulations. The employees shall pledge their shares to the Company as security for the loan.

During the blockage period the employees will pay the Company only the interest and the linkage differentials as required under the Income Tax Regulations.

At the end of the blockage period the balance of the loan will be repaid immediately upon a sale of the shares by the employee.

If the employee has elected to continue to hold the shares, he may do so as long as he is an employee of the Company and repays the loan in respect of the shares in equal monthly installments on the principal, plus interest and linkage differentials as required under the Income Tax Regulations, according to a schedule of payments for a period of 5 years, commencing from the end of the blockage period and up to the date of termination of the employee’s employment in the Company, or until the end of the 5-year period, whichever is the earlier.

8.5	Any tax on the purchase and/or on the employee of whatsoever nature, if same applies to the purchase or to the financing, shall be paid by the employee.

8.6	a.	The shares shall be deposited with a trustee acceptable to the employees, in the scope of Section 102 of the Income Tax Ordinance, and in accordance with the terms and conditions of the section and the rules thereof.

b.	The blockage period will be two years from the date of the Public Offering or any other period as shall be in force at that time in accordance with the Income Tax Regulations with regard to issues to employees as aforesaid.

c.	In the letter of instructions to the trustee the manner shall be specified for releasing the shares or portion thereof to certain employees by way of early release in accordance with a decision of the exceptions committee, which is comprised of the chairman of the Company and the chairman of the Workers Committee.

8.7	The terms and conditions of the offer to the employees will be subject to the provisions of any law which may be in force at the time of the offer. The agreed Workers Representative Committee will be entitled to alter the aforesaid terms and conditions and/or to lay down additional and/or other conditions in order to adapt same to the conditions prevailing at the time of the offer.

Force of the obligations under the Agreement

9.	The Company’s obligations under this Agreement will be in force even if the controlling shareholders sell their holdings, or portion of their holdings in the Company.

10.	This Agreement is subject to the approval of the board of directors of the Company.

In witness whereof the parties have hereunto signed:

/s/ David Wiessman /s/ Yaakov Shalom Fisher —————————————— Blue Square-Israel Ltd.	/s/ —————————————— Workers Representative Committee	/s/ /s/ —————————————— The Histadrut